SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 11-K

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[ X ]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

            For the Fiscal Year Ended December 31, 2008

 or

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

            For the transition period from _______________ to ______________

    Commission File Number: 001-10607

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OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

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OLD REPUBLIC INTERNATIONAL CORPORATION
307 NORTH MICHIGAN AVENUE
CHICAGO, ILLINOIS 60601

Total Pages: 19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee Members have duly caused this annual report to be signed on behalf of the undersigned, thereunto duly authorized.

              OLD REPUBLIC INTERNATIONAL CORPORATION EMPLOYEES
                    SAVINGS AND STOCK OWNERSHIP PLAN, Registrant

By   /s/ A. C. Zucaro
            A.C. Zucaro, Member of the
             Administration Committee

Dated:  June 24, 2009

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

REPORT ON AUDITS OF FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Pages

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of
December 31, 2008 and 2007	2

Statements of Changes in Net Assets Available for Benefits for the
years ended December 31, 2008 and 2007	3

Notes to Financial Statements	4-12

Supplemental Schedules:

Schedule of Assets (Held at End of Year) at December 31, 2008	13

Schedule of Reportable Transactions for the Year Ended December 31, 2008	14

Note
Supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended that have not been included herein are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Old Republic International Corporation Employees Savings and Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Old Republic International Corporation Employees Savings and Stock Ownership Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years ended December 31, 2008 and 2007.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we expressed no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years ended December 31, 2008 and 2007, in conformity with accounting principles generally accepted in the United State of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets (held at end of year) as of December 31, 2008, and reportable transactions for the year ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.

MAYER HOFFMAN MCCANN P.C.
Minneapolis, Minnesota
June 23, 2009

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2008 and 2007

	2008				2007
		Non-				Non-
	Participant	Participant			Participant	Participant
	Directed	Directed	Unallocated	Combined	Directed	Directed	Unallocated	Combined
	Account	Account	Account	Account	Account	Account	Account	Account

ASSETS
Investments, at fair value:

Old Republic International Corporation:
Common shares	$2,598,627	$114,636,560	$65,422,622	$182,657,809	$584,696	$150,501,399	$-	$151,086,095
Common shares committed for
release to participants
(294,679 shares at $11.92 per share)
	-	3,512,574	(3,512,574)	-	-	-	-	-
Mutual funds	128,080,824	40,412	-	128,121,236	182,365,964	172,328		182,538,292
	130,679,451	118,189,546	61,910,048	310,779,045	182,950,660	150,673,727	-	333,624,387
Investments, at cost:
Collective Trusts:
Short-term Investment Fund,
Cash & CD's	-	-	797,760	797,760	-	-	-	-
Total investments	130,679,451	118,189,546	62,707,808	311,576,805	182,950,660	150,673,727	-	333,624,387

Contributions receivable from employers	-	-	2,631,059	2,631,059	-	2,515,676	-	2,515,676
Contributions receivable from employees	490,183	-	-	490,183	693,996	-	-	693,996
Funds in course of settlement	14,688	-	-	14,688	133,885	-	-	133,885

Total assets	$131,184,322	$118,189,546	$65,338,867	$314,712,735	$183,778,541	$153,189,403	$-	$336,967,944

LIABILITIES

Notes payable	$-	$-	$50,000,000	$50,000,000	$-	$-	$-	$-
Unpaid anti-discrimination refunds	3,758	-	-	3,758	49,865	-	-	49,865
Unpaid interest	-	-	75,156	75,156	-	-	-	-
Unpaid administrative expenses	-	40,000	-	40,000	-	50,263	-	50,263

Total liabilities	3,758	40,000	50,075,156	50,118,914	49,865	50,263	-	100,128

NET ASSETS AVAILABLE FOR BENEFITS	131,180,564	118,149,546	15,263,711	264,593,821	183,728,676	153,139,140	-	336,867,816

Total liabilities and net assets
available for benefits	$131,184,322	$118,189,546	$65,338,867	$314,712,735	$183,778,541	$153,189,403	$-	$336,967,944

The accompanying notes are an integral part of the financial statements.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2008 and 2007

	2008				2007
		Non-				Non-
	Participant	Participant			Participant	Participant
	Directed	Directed	Unallocated	Combined	Directed	Directed	Unallocated	Combined
	Account	Account	Account	Account	Account	Account	Account	Account

Additions:
Employer contributions	$-	$1,473	$2,631,059	$2,632,532	$-	$2,526,911	$-	$2,526,911
Common shares committed for
release to participants
(294,679 shares at $11.92 per share)	-	3,512,574	-	3,512,574	-	-	-	-
Employee contributions	19,002,768	-	-	19,002,768	21,038,941	-	-	21,038,941
Interfund transfers	3,194,197	(3,194,197)	-	-	18,979,985	(18,979,985)	-	-
Interest income	26,523	1,650	-	28,173	9	9,605	-	9,614
Dividend income	5,435,378	6,416,927	933,041	12,785,346	10,933,583	6,441,632	-	17,375,215
Net appreciation (depreciation) in fair value of investments	(66,267,675)	(33,730,807)	15,422,622	(84,575,860)	(375,868)	(80,845,551)	-	(81,221,419)
	(38,608,809)	(26,992,380)	18,986,722	(46,614,467)	50,576,650	(90,847,388)	-	(40,270,738)

Deductions:
Termination and withdrawal benefits	19,271,800	7,947,992	-	27,219,792	23,718,896	18,207,211	-	41,926,107
Common shares committed for
release to participants
(294,679 shares at $11.92 per share)	-	-	3,512,574	3,512,574	-	-	-	-
Interest expense	-	-	210,437	210,437	-	-	-	-
Anti-discrimination refunds	3,758	-	-	3,758	49,865	-	-	49,865
Administrative expenses	164,530	49,222	-	213,752	81,202	122,590	-	203,792

	19,440,088	7,997,214	3,723,011	31,160,313	23,849,963	18,329,801	-	42,179,764
NET ADDITIONS (DEDUCTIONS)	(58,048,897)	(34,989,594)	15,263,711	(77,774,780)	26,726,687	(109,177,189)	-	(82,450,502)

Transfer from merged-in plan	5,500,785	-	-	5,500,785	-	-	-	-

Net assets available for plan benefits,
beginning of year	183,728,676	153,139,140	-	336,867,816	157,001,989	262,316,329	-	419,318,318

NET ASSETS AVAILABLE FOR PLAN
BENEFITS, END OF YEAR	$131,180,564	$118,149,546	$15,263,711	$264,593,821	$183,728,676	$153,139,140	$-	$336,867,816

The accompanying notes are an integral part of the financial statements.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

 1.        Description of Plan

A.         Basis of Presentation

The accompanying financial statements of the Old Republic International Corporation Employees Savings and Stock Ownership Plan (the Plan) include plan assets for employees of Old Republic International Corporation and participating subsidiaries [the Corporation, the Plan Sponsor, the Company(ies) or the Employers]. These financial statements and accompanying notes together provide only general information about the Plan.  The Plan Document must be referred to for a complete description of the Plan's provisions.

B.         General

The Plan is a defined contribution plan, under the provisions of Section 401(k) of the Internal Revenue Code, covering a majority of employees of the Corporation and certain of its subsidiary companies and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Employees become participants in the Plan on their employment date and as soon as they elect to make contributions to the Plan. Effective as of January 1, 2008, the Plan was amended and operates, in relevant part, as a leveraged employee stock ownership plan (ESOP), and is designed to comply with Section 4975(e)(7) and the regulations there under of the Internal Revenue Code of 1986, as amended (Code) and is subject to the applicable provisions of ERISA.

The Plan purchased Corporation common shares (ESSOP shares) using the proceeds of loans from the Corporation and participating subsidiary companies (See Note 4). Unallocated ESSOP shares purchased with the Corporation loan proceeds are pledged as collateral on the Corporation loan. The participating subsidiary company loans are guaranteed by the Corporation. ESSOP shares are held in a trust established under the Plan. The borrowings and interest costs are to be repaid over a ten year period by fully deductible Corporation contributions to the Plan, dividends from unallocated Corporation stock, and any earnings the net funds may earn.

The Corporation borrowed funds from a third-party lending institution to fund a portion of the loan proceeds. The Corporation borrowings are collateralized by the associated unallocated ESSOP shares of stock. The lender has no rights against shares once they are allocated under the Plan. Accordingly, the financial statements of the Plan as herein included, present separately the assets and liabilities and changes therein pertaining to the stock not yet allocated to participants under the column entitled “Unallocated Account.” Shares allocated are included in the financial statements herein under the columns titled “Non-participant Directed Account” and are entitled to diversification as afforded within the Plan document.

On an annual basis, the Plan makes a calculation of the number of shares to be allocated (released) to the account of eligible participants. The calculation of allocated shares is made in accordance with applicable regulations under the Code and the Plan document. Shares allocated to participants will vest in accordance with the stated vesting provisions in the Plan document (See Note 1E).

On December 4, 2007, the Board of Directors of Employers General Insurance Group, Inc. voted to terminate the Thrift Plan for employees of Employers General Insurance Group, Inc. and merge the remaining plan net assets available for benefits into the affiliated plan, the Old Republic International Corporation Employees Savings and Stock Ownership Plan. On March 3, 2008, $5,497,512 and on March 27, 2008, $3,273 of cash was transferred to the Plan as a result of the merger. The funds received were credited to the respective participants of the merged in plan at the balances as previously carried in the accounts of their Thrift Plan.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

1.         Description of Plan, Continued

C.	Contributions

Deferral elected contributions from employees are made on a pre-tax basis up to a limit of $15,500 in 2008.  Participants may elect to make additional contributions, on a post-tax basis, up to a maximum of 100% of eligible compensation as defined in the Plan not to exceed the limits set by Section 415 of the Internal Revenue Code. All contributions are recorded in the period in which the Companies make payroll deductions from Plan participants.  Any employee who does not contribute to the Plan does not receive a Company matching contribution. Only employee contributions up to 6% are matched.  However, the maximum amount of contribution which can be matched per employee cannot exceed $9,000 (6% of $150,000) per Plan year.  Contributions are also subject to other Internal Revenue Code limitations (including the limits imposed by Internal Revenue Code Section 415).

Employees may also roll over into the Plan qualified distributions from their previous employer(s)’ qualified plan(s). In addition, employees who are 50 years of age at any time during the Plan year, may make additional, pre-tax, catch-up contributions up to $5,000 in 2008.  Rollovers and catch-up contributions are not eligible for company matching.

Participants direct the investment of their contributions into various Fidelity Investment mutual funds offered by the Plan, of which there are currently twenty two. In addition, effective December 2007, participants may also direct their contributions to buy Old Republic common stock.  Participants may change the investment allocation of their contributions and earnings thereon daily.

The Company matching contribution is based on the following formula:

Percentage of                                     If the percentage increase in the Corporation's
Recognized Compen-                          average operating earnings per share for the
sation Contributed                               most recent five year period is:
                                               Less Than    6.00%      9.01%   15.01%    Over
                           6%          to 9%      to 15%   to 20%     20%
                       The Resulting Employer Matching Contribution
                                                         on the First 6%  of Employee Savings Will Be:
1.00% 30% 40% 65% 100% 140%
1.01 to 2.00% 28% 38% 63% 98% 138%
2.01 to 3.00% 26% 36% 61% 96% 136%
3.01 to 4.00% 24% 34% 59% 94% 134%
4.01 to 5.00% 22% 32% 57% 92% 132%
5.01 to 6.00% 20% 30% 55% 90% 130%
6.01 to 15.00% None None None None None

•
The percentage increase in the Corporation's average operating earnings per share is obtained by comparing the average diluted operating earnings per share for the Corporation for the five years ending with the calculation year, to the same average for the five years ending the year prior to the calculation year.  Operating earnings per share are equal to net income per share exclusive of realized capital gains or losses and extraordinary items and income taxes applicable thereto.

Company matching contributions are allocated on December 31, and a Plan participant receives a matching contribution only if:

•	the Companies meet certain minimum profit objectives;
•	the participant completes 1,000 or more hours of service during the year; and
•	the participant is employed by one of the Companies on December 31 of that year, died or became fully disabled during the year, or retired during the year after attaining age 65.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

1.         Description of Plan, Continued

C.	Contributions, Continued

Additional amounts from consolidated annual net profits after taxes or accumulated earnings as the Board of Directors of the Companies may determine from time to time may be added to the contributions resulting from the above formula.  The amount of the Companies' contributions are subject to the following limitations:

•
Prior to December 31, 2008, no contribution could be made if the Companies’ consolidated annual net profit before extraordinary items and taxes was less than $2,500,000. Effective as of December 31, 2008, the Plan was amended to allow the Companies to make discretionary contributions to the Plan under any circumstance. For plan year 2008, the Corporation’s Board of Directors approved an additional discretionary contribution of $280,708 to partially fund the Plan’s debt service. For financial statement purposes, the discretionay contribution is included with the employer matching contribution.

•	No contribution shall be made by any Employer for any fiscal year which exceeds the maximum amount currently deductible by that Employer under section 404 of the Internal Revenue Code.
•	No contribution shall be made by any Employer for any fiscal year which would cause its total contribution to exceed the amount of its annual net profit before taxes and its accumulated earnings.

The Company matching and additional discretionary contributions, when aggregated with the Plan’s dividends and other earnings on the unallocated ESSOP shares, are used to fund the Plan’s debt service.

D.	Employee Account

When a plan participant makes employee contributions, the contributions are allocated to the mutual fund(s) or, beginning December 2007, Old Republic common stock fund as designated by the participant.  These funds constitute the participant’s Employee Account which, for financial statement purposes, is included in the Participant Directed Account.  Earnings or losses inure to each plan participant's Employee Account on a daily basis, based upon the performance of the mutual fund(s) and Old Republic common stock fund that the plan participant selected.  Participants are fully vested in their contribution funds and earnings/losses thereon. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

For contributions made to the Plan prior to 2005, participants may make in-service withdrawals from their Employee Account no more than twice during a plan year. The minimum amount of such in-service withdrawal shall be the lower of $500 or the balance of the participant’s Employee Account as of the last day of the prior plan year. For contributions made to the Plan after 2004, participants may make in-service withdrawals, including contributions made during the year of the in-service withdrawal, only if they meet the hardship provisions outlined in the Internal Revenue Service Regulations.

E.	Company Account

Each year, the matching contributions and any discretionary contributions and earnings/losses thereon are allocated to the participant’s Company Account which, for financial statement purposes, is included in the Non-participant Directed Account.  If a plan participant terminates service with the Companies, the amount that he/she receives from his/her Company Account depends upon his/her vested interest in such account.  A plan participant vests in his/her Company Account based on his/her "Years of Service," over a six year period, with 20% vesting after two years of service plus an additional 20% per additional vesting year.

A plan participant earns a Year of Service for each calendar year during which he/she completes 1,000 or more hours of service for the Companies.  However, a plan participant will become 100% vested in his/herCompany Account prior to six years of service if:

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

1.         Description of Plan, Continued

E.         Company Account, Continued

•	the plan participant has reached age 65, or
•	termination is caused by death, or
•	termination is caused by total and permanent disability which renders the employee incapable of performing satisfactory service for the Companies.

Upon meeting any of the above, the participant may elect to receive his/her benefits in the form of cash or Old Republic International Corporation common shares (Company Stock).  If a participant elects a cash distribution of both his/her Company Account and Employee Account, he/she may elect to be paid:

•	in one lump sum, or
•	in a direct rollover to an eligible retirement plan specified by the participant, or
•
in substantially equal annual or more frequent installments paid over a reasonable period of time not to exceed the life expectancy of the participant or the joint life expectancy of the participant and his/her spouse or designated beneficiary.

The amount a plan participant receives from his/her Company Account is also affected by forfeitures and earnings/losses.  If a plan participant terminates service prior to full vesting, the non-vested portion of his/her Company Account is forfeited.  Forfeited matching amounts are re-allocated to remaining participants who made employee contributions, completed 1,000 or more hours of service for the Companies during the year, and are employed by the Companies on December 31 or terminated service due to retirement on or after age 65, death, or total and permanent disability. Forfeited amounts from other employer discretionary contributions not included in matching contributions are reallocated to all remaining eligible plan participants who are employed by the Companies on the last day of the year. Forfeitures are allocated based upon the ratio of the plan participant's eligible compensation to the eligible compensation of all eligible plan participants (eligible compensation is limited to a maximum of $150,000). Forfeitures allocated in the 2008 and 2007 plan years were $113,538 and $321,625, respectively.

Each participant’s account is credited with an allocation of ESSOP shares released by the Trustee from the unallocated account and forfeitures of terminated participants’ non-vested accounts. Only those participants who are eligible participants, as described above, will receive an allocation in accordance with the Plan document.

Participants are able to divest Company Stock acquired with employer matching and profit sharing contributions after completing three years of service, subject to the special phase-in rule. The Plan will phase in a participant’s right to divest Company Stock acquired with employer contributions prior to 2007. These rights will be phased-in over a three year period, as follows:

2007:                      33% of pre-2007 shares may be divested.
2008:                      66% of pre-2007 shares may be divested.
2009:                    100% of pre-2007 shares may be divested.

The phase-in rule does not affect a participant’s right to diversify Company Stock acquired after January 1, 2007. In addition, if a participant is age 55 or older and has at least three years of service prior to January 1, 2007, he/she will not be subject to the phase-in rule.

The investment options available for diversification are the same mutual funds available for investment of Employee contributions. Previously diversified funds may be re-diversified into Old Republic common stock. For financial statement purposes, diversified funds are transferred from the Non-participant Directed Account to the Participant Directed Account, but are still considered part of the Company Account.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

1.	Description of Plan, Continued

F.	Unallocated Account

The unallocated account represents all assets and liabilities of the Plan relating to the leveraging of the Plan and not yet allocated or committed to be allocated to participants.

G.	Common Shares Committed to be Allocated to Participants

The Common Shares Committed to be Allocated to Participants represents the fair market value of the ESSOP shares to be allocated to participants’ accounts during the first quarter after December 31. It represents the number of shares calculated in accordance with applicable regulations under the Code. It takes into account the debt service provided by the company matching and other discretionary contributions, and dividends received on the unallocated ESSOP shares during the year. The release fraction applied to the number of unreleased shares at December 31 is the principal paid that coincides with the timing of the company matching contribution, discretionary contributions, and the interest paid during the plan year (numerator) divided by the numerator plus an estimate of the remaining future principal and interest (assuming most recent interest rate at December 31) to be paid.

At December 31, 2008, 294,679 ESSOP shares were committed to be released and 5,193,796 remain as unallocated. It should be noted that there is no connection as to the number of shares being allocated and the market value of the Corporation’s common shares at any given time. Hence, the market value of the stock on the actual day of allocation (release) to participants’ accounts may vary from the fair market value at December 31,2008, as presented in the financial statements.

H.	Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such voting rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee is required, however, to vote any unallocated shares on behalf of the collective best interest of plan participants and beneficiaries.

I.	Recently Issued Accounting Pronouncements

During September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard 157, “Fair Value Measurements” (SFAS 157), which establishes a framework for measuring fair value and applies to existing accounting pronouncements that require or permit fair value measurements. The adoption of SFAS 157 by the Plan on January 1, 2008, has had no impact on the financial statements.  See Note 3 for SFAS 157 disclosures.

2.         Summary of Accounting Policies

A.         Basis of Accounting

The Plan’s financial statements are prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

B.         Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results can differ from those estimates.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

2.         Summary of Accounting Policies, Continued

C.         Risks and Uncertainties

Besides the investment of matching contributions into common stock of the Corporation, the Plan provides participants with various investment alternatives for their savings contributions and or diversifications.  These investment alternatives are made up of various types of Fidelity Investment mutual funds which can be equity based, fixed income based or a combination thereof. In addition, participants may also direct their contributions to buy Old Republic common stock.

All of the above investment alternatives are exposed to various market risks including the level of interest rates, economic conditions and individual credit profiles.  Due to these risks and the uncertainty related to changes in the market value of underlying investment securities, it is possible that participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits could be materially affected.

D.         Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at the valuation date.  Old Republic International Corporation common shares are traded on a national securities exchange and are valued at the last reported sales price on the last business day of the year. Investments in the Common Trust-Short-term Investment Fund of the Northern Trust Company (“Trustee”) are valued by the Trustee at cost plus accrued interest which approximates fair value, and consists of short-term obligations.

The statements of changes in net assets available for benefits reflect the net appreciation (depreciation) in fair value of the Plan’s investments, which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments. Interest income is recorded as earned and dividend income is recorded as earned on the ex-dividend date. Purchases and sales are recorded on a trade-date basis.

E.         Termination and Withdrawal Benefit Payments

Termination and withdrawal benefit payments are recorded upon distribution payment.

F.         Plan Expenses

Plan expenses including fees for trustee, legal, accounting, auditing, investment, custodial and other services are paid by the Plan and included in administrative expenses. Certain other expenses are paid or provided by the plan sponsor. Investment management fees paid by the Plan are included in the net fund investment appreciation (depreciation) for the year.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

3.         Investments

A.          Investments Greater Than 5% of Plan Assets

The following presents investments, the fair value of which are 5 percent or more of Plan assets at December 31:

	2008	2007
Old Republic International Corporation Common Stock:
Allocated and participant directed accounts (218,006 and 37,943 shares, respectively)	$ 2,598,627	$ 584,696
Allocated and non-participant directed accounts (9,617,161 and 9,766,476 shares, respectively)	114,636,560	150,501,399
Committed to be allocated to participant accounts (294,679 shares)	3,512,574	N/A
Not allocated to participant accounts (5,193,796 shares)	61,910,048	N/A
Total held by the Plan (15,323,642 and 9,804,419 shares, respectively)	182,657,809	151,086,095

Fidelity Value Fund	-	18,570,346
Fidelity Cash Reserves Fund	21,357,001	19,119,442
Fidelity Diversified International Fund	-	21,880,286

Net appreciation in the fair value of investments is broken down as follows for the years ended Decenber 31:

	2008	2007

Old Republic International Corporation Common Stock	$ (18,548,872)	$ (80,865,679)
Mutual funds	(66,026,988)	(355,740)
	$ (84,575,860)	$ (81,221,419)

            B.         SFAS 157 Fair Value Measurements

As discussed in Note 1(I), effective January 1, 2008, the Plan adopted SFAS 157 which establishes a framework for measuring fair value.  SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (an exit price) at the measurement date. A fair value hierarchy is established that prioritizes the sources (“inputs”) used to measure fair value into three broad levels: inputs based on quoted market prices in active markets (Level 1); observable inputs based on corroboration with available market data (Level 2); and unobservable inputs based on uncorroborated market data or a reporting entity’s own assumptions (Level 3). The adoption of SFAS 157 has had no impact on the Plan’s financial statements.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The valuation methodologies used for assets measured at fair value are discussed further in Note 2(D).  There have been no changes in the methodologies used at December 31, 2008 from prior years.

All of the investments of the Plan at December 31, 2008 and 2007 are considered Level 1.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

4.         Notes Payable

In December 2008, the Plan entered into term loan agreements with the Corporation and participating subsidiary companies for aggregate borrowings of $50,000,000 ($30,000,000 from the Corporation and $20,000,000 from the participating subsidiary companies). The proceeds of the loans were used to purchase 5,488,475 shares of the Corporation’s common stock. Unallocated shares associated with the Corporation’s loan are collateral on the loans. The Corporation pledged its rights associated with the collateral shares as collateral on a Corporation’s loan with a financial institution. The participating subsidiary company loans are guaranteed by the Corporation. The loans all bear interest at a variable interest rate indexed to the London Interbank Offered Rate (LIBOR) plus 350 basis points. The interest rate was 5.41% at December 31, 2008.

Interest is payable quarterly with any remaining accrued interest due and payable on maturity of the loan. Principal on the Corporation’s loan is payable in accordance with the following maturity schedule commencing in March 2009 through March 2018 when any remaining principal and accrued interest are due and payable. Principal on the participating subsidiary company loans are due on March 31, 2009, subject to annual loan renewal under the ESSOP loan agreements dated December 8, 2008. In 2009, the Plan repaid $1,340,000 principal to the subsidiary companies. The repayment of the remaining principal balance of $18,660,000 was extended through March 31, 2010.

At December 31, 2008, loans due to the Corporation and participating subsidiary companies aggregated $50,000,000.

Maturities of the Plan’s ESSOP loans are as follows:
			Participating
			Subsidiary
	Total	Corporation	Companies
2009	$3,350,000	$2,010,000	$1,340,000
2010	20,820,000	2,160,000	18,660,000
2011	2,370,000	2,370,000
2012	2,580,000	2,580,000
2013	2,790,000	2,790,000
Thereafter	18,090,000	18,090,000

Total	$50,000,000	$30,000,000	$20,000,000

5.         Parties in Interest

Old Republic International Corporation and participating subsidiaries are parties in interest.  The Plan’s Non-Participant Directed Account (Company Account) and Unallocated Account are made up of the Corporation’s common stock as noted in Note 3.  Also, office personnel, space and equipment are furnished by the Companies at no charge to the Plan.

Through November 21, 2008, Inter Capital Corporation of Chicago, an affiliate, was the Plan’s Trustee to whom trustee fees ($36,000 per annum) were paid by the Plan. On November 21, 2008, four members of the Corporation’s management were appointed as the Trustees of the Plan.

Fidelity Investments Institutional Services Company, Inc. (Fidelity Investments), a subsidiary of FMR Corporation, is the Plan’s custodian, record keeper and provider of educational information to plan participants.  All mutual funds are managed by subsidiaries of FMR Corporation, which make FMR Corporation a party in interest.  Fees paid by the Plan to Fidelity Investments for custodianship, transaction and maintenance were $110,206 and $120,212 during 2008 and 2007, respectively.

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS
_________________

6.         Termination Priorities

Although it has no plans to do so, the Corporation reserves the right, either with or without formal action, to terminate the Plan. Each Employer reserves the right to permanently discontinue its contributions to the Plan. In the event that an Employer permanently discontinues its contributions to the Plan, or the Corporation terminates the Plan, or the Plan is partially terminated under operation of law, the accounts of the affected participants shall be fully vested and non-forfeitable. Upon termination of the Plan, the Plan shall direct the trustee to pay all liabilities and expenses of the Trust Fund and sell shares of financed ESSOP shares held in the loan suspense account to the extent it determines such sale to be necessary in order to repay the loans.

7.         Tax Status

The Internal Revenue Service issued a favorable determination letter, dated March 6, 2007, approving changes to the Plan principally to become a 401(k) plan The Plan has been amended since receiving the determination letter for becoming a 401(k) Plan. However, the Plan's Sponsor believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.         Anti-Discrimination Refunds

Due to limits imposed by Internal Revenue Code Section 415 and ERISA, tests are performed annually to determine that the Plan has not discriminated between highly compensated employees and non- highly compensated employees. In most years, initial tests indicate that there is an excess differential between contributions by highly compensated employees and non-highly compensated employees. To bring the Plan into compliance, a determination is made as to how much contributions need to be returned to highly compensated employees so the Plan can meet the “Actual Contribution Percentage Test for Non-excludable Employees.” This amount represents the anti-discrimination refunds payable at any given year-end. Anti-discrimination refunds payable to participants were $3,758 and $49,865 at December 31, 2008 and 2007, respectively.

SUPPLEMENTAL SCHEDULES

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN
FORM 5500-ANNUAL RETURN/REPORT OF EMPLOYEE BENEFIT PLAN
SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008
EIN: 36-2678171 PLAN NUMBER-003

	(c)
	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,
	RATE OF INTEREST, COLLATERAL, SHARES, PAR OR MATURITY VALUE
				SHARES,
(b)		RATE OF		PAR, OR			(e)
(a) IDENTITY OF ISSUE, BORROWER,	MATURITY	INTEREST		MATURITY		(d)	CURRENT
* LESSOR, OR SIMILAR PARTY	DATE	DIVIDENDS	COLLATERAL	VALUE		COST	VALUE

MUTUAL FUNDS:
FIDELITY FUND	N/A	VARIABLE	N/A	334,203	sh	#	$7,606,458
FIDELITY EQUITY-INCOME FUND	N/A	VARIABLE	N/A	284,257	sh	#	8,775,007
FIDELITY INVESTMENT GRADE BOND FUND	N/A	VARIABLE	N/A	563,320	sh	#	3,577,082
FIDELITY INTERMEDIATE TERM BOND FUND	N/A	VARIABLE	N/A	428,114	sh	#	3,891,560
FIDELITY CAPITAL & INCOME FUND	N/A	VARIABLE	N/A	495,867	sh	#	2,707,433
FIDELITY VALUE FUND	N/A	VARIABLE	N/A	227,370	sh	#	9,062,986
FIDELITY CASH RESERVES	N/A	VARIABLE	N/A	21,357,002	sh	A	21,357,002
SPARTAN MARKET INDEX FUND	N/A	VARIABLE	N/A	157,263	sh	#	9,767,575
FIDELITY AGGRESSIVE GROWTH FUND	N/A	VARIABLE	N/A	280,387	sh	#	3,266,505
FIDELITY DIVERSIFIED INTERNATIONAL FUND	N/A	VARIABLE	N/A	532,224	sh	#	11,448,136
FIDELITY DIVIDEND GROWTH FUND	N/A	VARIABLE	N/A	577,905	sh	#	9,125,116
FIDELITY SMALL CAP INDEPENDENCE FUND	N/A	VARIABLE	N/A	124,584	sh	#	1,311,870
FIDELITY MID-CAP STOCK FUND	N/A	VARIABLE	N/A	387,672	sh	#	6,051,564
FIDELITY FREEDOM INCOME FUND	N/A	VARIABLE	N/A	35,226	sh	#	336,762
FIDELITY FREEDOM 2000 FUND	N/A	VARIABLE	N/A	56,013	sh	#	562,934
FIDELITY FREEDOM 2010 FUND	N/A	VARIABLE	N/A	498,334	sh	#	5,162,745
FIDELITY FREEDOM 2020 FUND	N/A	VARIABLE	N/A	679,512	sh	#	6,829,096
FIDELITY FREEDOM 2030 FUND	N/A	VARIABLE	N/A	250,162	sh	#	2,441,578
SPARTAN EXTENDED MARKET INDEX FUND	N/A	VARIABLE	N/A	20,521	sh	#	462,749
SPARTAN INTERNATIONAL INDEX FUND	N/A	VARIABLE	N/A	27,283	sh	#	729,543
FIDELITY SHORT-TERM BOND FUND	N/A	VARIABLE	N/A	1,577,156	sh	#	12,554,161
FIDELITY FREEDOM 2040 FUND	N/A	VARIABLE	N/A	195,595	sh	#	1,093,374
							128,121,236
EMPLOYER SECURITIES:
OLD REPUBLIC INTERNATIONAL CORPORATION COMMON STOCK:
PARTICIPANT DIRECTED	N/A	N/A	N/A	218,006	sh	$2,847,511	2,598,627
NON-PARTICIPANT DIRECTED	N/A	N/A	N/A	9,911,840	sh	84,193,820	118,149,134
UNALLOCATED	N/A	N/A	N/A	5,193,796	sh	47,315,474	61,910,048
TOTAL				15,323,642	sh	$134,356,805	182,657,809

COLLECTIVE TRUSTS:
THE NORTHERN TRUST COMPANY-
SHORT-TERM INVESTMENT FUND, CASH & CD,s	N/A	N/A	N/A	797,760	sh	797,760	797,760

TOTAL INVESTMENTS HELD							$311,576,805
Note:
* All parties above are "Parties in Interest."
# Participant directed funds.
A Includes Non-Participant directed funds (172,328 shares with a cost and current value of $172,328).

OLD REPUBLIC INTERNATIONAL CORPORATION
EMPLOYEES SAVINGS AND STOCK OWNERSHIP PLAN
FORM 5500-ANNUAL RETURN/REPORT OF EMPLOYEE BENEFIT PLAN
SCHEDULE H, LINE 4j-SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2008
EIN: 36-2678171 PLAN NUMBER-003
						(h)
				(f)		Current Value
	(c)	(d)	(e)	Expense	(g)	of Asset on	(i)
(a) (b)	Purchase	Selling	Lease	Incurred with	Cost of	Transaction	Net Gain
Identity of Party or InvestmentInvolved	Price	Price	Rental	Transaction	Asset	Date	or Loss
Description of Asset

Purchases of Investments
Old Republic International
Corporation Common Stock
(6,297,879 shares)	$60,039,441	N/A	N/A	N/A	$60,039,441	$60,039,441	-

Sales of Investments
Old Republic International
Corporation Common Stock
(958,719 shares)	N/A	$12,175,578	N/A	N/A	$8,489,892	$12,175,578	$3,685,686

Notes:
This schedule lists all non-participant directed transactions or series of transactions which aggregate in excess of 5% of the Fund assets at the beginning of the current year, as required by the Department of Labor.
Old Republic International Corporation is a "Party in Interest."